

March 13, 2014

Via E-mail
Burton M. Goldfield
Chief Executive Officer
TriNet Group, Inc.
1100 San Leandro Blvd., Suite 400
San Leandro, CA 94577

> **Re:** **TriNet Group, Inc.**
> **Draft Amendment No. 4 to Registration Statement on Form S-1**
> **Submitted March 12, 2014**
> **File No. 333-192465**

Dear Mr. Goldfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Corporate Information, page 7

1. Please revise your disclosure to include the fact that, upon the closing of this offering, all of your directors, officers and their affiliates will beneficially own, in the aggregate, approximately 70.5% of your outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares. In this regard, we note your disclosure on page 32.

Summary Consolidated Financial and Other Data, page 11

2. Please revise footnote (2)(iii) to the table on page 14 to disclose that $215 million of the net proceeds of this offering will be used to repay amounts outstanding under your credit facilities.

Capitalization, page 39

3. Please explain why the difference between the assumed net proceeds of $217.8 million and the assumed $215 million repayment of amounts outstanding under your credit facilities doesn't equal the increase in cash and cash equivalents on a pro forma as adjusted basis as compared to a pro forma basis.

Unaudited Pro Forma Combined Financial Information, page F-64

4. We note assumed net offering proceeds combined with fiscal 2013 net earnings were less than the August and December 2013 special dividends. In light of this material difference and the fact that a material debt issuance was necessary to pay the material special dividends, please tell us your consideration of giving pro forma effect to the special dividends and related debt issuance as if they occurred on January 1, 2013. Refer to Rule 11-01(a)(8) of Regulation S-X.

Unaudited Pro Forma Combined Statements of Operations, page F-65

5. Please revise the weighted average shares used to compute basic and diluted earnings per share and pro forma earnings per share to reflect the March 7, 2014 2-for-1 stock split.

6. Please revise the narrative preceding or the notes following the unaudited pro forma combined statements of operations to state that basic and diluted pro forma earnings per share assume conversion of preferred shares to common shares.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Jodie Bourdet, Esq.